Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Voltus, Inc.

Commission File No. 001-40057

Voltus Merger with Broadscale Acquisition Corp.

Investor Conference Call Script

December 1, 2021

Operator

Welcome to the Voltus and Broadscale Acquisition Corp. Transaction Conference Call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, Voltus and Broadscale Acquisition Corp.’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to product development and performance (including but not limited to the timing of development milestones), competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are no guarantee of performance. I encourage you to read the press release issued today, the accompanying presentation and Broadscale Acquisition Corp.’s filings with the SEC for a discussion of the risks that can affect the business combination, our business and the business of the combined company after completion of the proposed business combination.

I will now turn the call over to Mr. Andrew Shapiro. Please go ahead, sir.

Andrew Shapiro – Chairman and Chief Executive Officer, Broadscale Acquisition Corp.

Thank you, operator, and thank you everyone for joining the call today. My name is Andrew Shapiro and I am CEO of Broadscale Acquisition Corp. (“Broadscale”), a Nasdaq-listed special purpose acquisition company that trades under the ticker “SCLE”. We are very excited to announce this transaction today between Broadscale and Voltus, the leading distributed energy resource (DER) software technology company.

Briefly on our background: Broadscale Acquisition Corp. is a joint venture between my firm Broadscale Group and HEPCO Capital Management. After more than a decade in sustainable innovation and investment working with leading incumbents and pioneering startups, I founded Broadscale Group in 2012 to partner with forward-thinking strategics, family offices, and other capital providers to invest in and scale the most promising new companies focused on the energy transition and sustainable technologies.

To date, Broadscale Group has invested in more than a dozen disruptive tech companies in pursuit of our mission of ‘Disruption for Good’ – that is, the transformation of traditional industries in ways that benefit the environment, society and shareholders. This includes investments in companies such as Generate Capital, Proterra, and Via. We’ve also advised some of the largest energy and industrial incumbents on the energy transition.

Earlier this year, we decided to build upon our decades of experience in sustainable innovation and partner with HEPCO Capital Management to form and take public our SPAC. HEPCO is a private family investment firm led by Edward and Jonathan Cohen that has deep experience in energy and technology services. HEPCO’s principals are also pioneers in the SPAC market, having announced and / or closed nine De-SPACs, and raised approximately $2 billion in PIPE capital.

Voltus is exactly the kind of company our SPAC set out to partner with: an energy transition category creator that is also a capital-efficient software technology company with world-class customers, recurring revenues, extensive contracted backlog and pipeline, attractive margins, and a highly scalable model. It’s a very rare combination in the ESG investment world. Voltus has created the leading software technology platform to orchestrate and monetize distributed energy resources, or DERs, which are customer-sited, grid-connected technologies that consume, generate, or store electricity. Simply put, Voltus connects buyers and sellers of distributed energy across fragmented electricity markets through a single platform, simplifying complex transactions with existing resources.

You can think of Voltus as the AirBnB of electricity: DERs are under-utilized assets, like unused apartments. And just as AirBnB creates extra value for owners of those apartments, Voltus creates extra value for DER owners by delivering their unused electricity to markets when needed. By doing so, Voltus’s technology platform is facilitating and incentivizing the shift of our electricity system from centralized fossil fuel power plants to cleaner, more resilient DERs, which are poised to permanently displace 3.9 gigatons of annual CO2 emissions globally.

Voltus has built a highly capital-efficient software technology business model. Highlights include: approximately 40% gross margins to date; greater than 100% net customer value retention; and an impressive 10:1 ratio of Lifetime Value to Customer Acquisition Cost. The Company has a track record of predictable, rapid, recurring revenue growth in a massive global total addressable market expected to reach over $120 billion annually by 2030. It also enjoys high visibility into future revenue given an average contract term length of roughly five years. Voltus has approximately $275 million in revenue backlog from contracted megawatts on its platform, as well as a pipeline approaching $1.3 billion. Voltus expects the pipeline to grow significantly as the company strategically deploys the proceeds expected from this transaction.

It provides financial value to customers and partners at no upfront cost or risk while driving the shift to cleaner, distributed energy resources like rooftop solar and batteries, and stabilizing the grid for all in the face of increasing climate change-related weather events and the inherent intermittency of renewable power.

Co-founder and CEO Gregg Dixon and the management team have extensive experience and market reach and remarkable customer retention. We are excited to partner with Voltus’s management, Board, and existing investors to make Voltus the first publicly traded pure-play DER technology company – and to do so at a highly attractive valuation.

Briefly on the transaction: The deal announced today is expected to provide gross proceeds of approximately $445 million, comprised of Broadscale’s $345 million of cash held in trust, assuming no redemptions, and a $100 million PIPE at $10.00 per share. The PIPE is led by Equinor Ventures, Belfer Management, Solanas Capital, and Ev Williams (cofounder of Twitter and Obvious Ventures). Broadscale Acquisition Corp.’s sponsor, Voltus management, and existing Voltus investors, including Activate Capital and Ajax Strategies, also participated in the PIPE. Importantly, all Voltus shareholders will roll 100% of their equity holdings into the new public company.

Following the expected first-half of 2022 transaction close, the combined company will have a pro forma equity value of approximately $1.3 billion dollars. Shares will trade on the Nasdaq under the ticker “VLTS”.

So, with that, I’ll turn the call over to Gregg Dixon, CEO of Voltus.

Gregg Dixon– Co-founder and Chief Executive Officer, Voltus

Thank you very much, Andrew. I would also like to express our team’s excitement about this partnership with Broadscale Acquisition Corp., that we believe will provide Voltus with significant financial resources to fund our accelerated growth.

We started Voltus in 2016 for one simple reason: we are a collective of energy experts and technologists who, as we like to say, ‘love to do well by doing good’. And by using technology to extract value from resources that are already “in the ground” today, not only are we able to produce the best sustainability outcomes, but it’s also a very strong financial model.

Our team has deep experience and an established record of success. We have brought to market a combined 12,000 megawatts of DERs over the past twenty years, from demand response to distributed generation, to energy storage, and we’ve built out markets around the world in ten countries, from Australia to Korea to the UK. As importantly, we’ve also attracted top technologists and network operators that bring modern technology stack expertise to couple with our extensive energy expertise.

It’s safe to say that today every American understands the fragility of our electricity grid. It’s unreliable, increasingly expensive, and ill prepared for the increasing impacts of climate change. At the same time, the growth of renewables, rapid electrification of things like automobiles, the ever-increasing frequency of climate change’s negative impacts on our lives, and the proliferation of the ‘Internet of Things’ are converging in ways that will radically transform how we produce, consume, and store energy.

In this context, the Voltus platform serves to interconnect electricity markets and Internet-addressable machines in ways we’ve never seen before to address our current electricity market challenges. Our unique software platform is able to simplify the balkanized complexity of the electricity markets we serve and enables and rewards the full adoption of all DER types in those markets.

Our platform enables value to be realized from underutilized DER assets, producing the best sustainability outcomes available, while also providing significant financial results for all of our stakeholders. Our platform provides one-stop-shopping for our customers, who are able to achieve maximum value for their DERs in the markets we serve. At Voltus we focus on large energy consumers within the Commercial and Industrial markets, and on DER technology companies who sell and/or install DERs for their customers, who benefit from using the Voltus platform to aggregate a large number of underutilized DERs.

Our software technology platform optimizes energy from DERs in wholesale electricity markets to generate a recurring revenue and margin stream for our customers and partners. Our revenue stream is steady and reliable and comes from high credit quality customers--the grid operators and utilities that benefit from Voltus bringing DERs to their markets.

We have a clear track record of predictable, rapid, recurring revenue growth in a massive global TAM, supported by macro tailwinds. We have little, if any, supply chain risk and we’re proud of our 100%+ net customer retention, and we enjoy superior unit economics, with robust margins. Simply put, over ten years we expect that each DER megawatt will yield a gross margin of approximately $200,000 or a 10x lifetime value to customer acquisition cost ratio.

Our customers achieve economic, reliability, and sustainability value from DERs, mitigating the risks and expenses associated with unstable, antiquated grids, which are unprepared for the new challenges of modern economies in an age of climate change. The resiliency of our model is actually in its diversity, as we connect to every one of the nine US and Canadian wholesale markets and have the ability to monetize every category of DERs in the market today. The Voltus platform is uniquely positioned to address the 2030 global TAM of $120 billion.

To further discuss our products and development, I will now turn the call over to Dana Guernsey, our Chief Product Officer.

Dana Guernsey – Chief Product Officer, Voltus

Thanks Gregg. As Gregg mentioned, I am Chief Product Officer here at Voltus, where I lead the development of our software-enabled DER platform, so we can help our customers and partners contribute to a more resilient and decarbonized electric grid.

We believe that our platform today delivers on the promise to monetize DER assets better than anyone. It productizes all of the elements of DER market participation. And as we look across the competitive landscape, we are the only company in all 9 wholesale power markets in the US and Canada.

We are a pure-play software technology company. What we do at Voltus is not easily replicable by our competitors who generally at their core are energy services companies. They do not have our software and technology integration capabilities and they do not have our diverse and deep market expertise. And with every year that passes, we believe our competitive moat will continue to grow larger.

Now, let me discuss our product development and project pipeline and proposed use of proceeds. With the addition of every new DER, new market, or new product, our network is significantly more valuable than our competitors. Consequently, our growth strategy is three-pronged: first we intend to allocate approximately 50% - 60% of proceeds to our ‘land and expand’ efforts, which means hiring more salespeople in every market. Second, we will allocate approximately 20% - 30% of proceeds to the development of additional product integrations for DER partners, to allow us to capture their entire DER portfolio in wholesale markets. And third, we will allocate the remaining approximate 20% - 30% to expand Voltus outside of the US and Canada to other major international markets clamoring for DER integration, while also making strategic regional acquisitions to scale our global operations faster.

To provide some context around growth, Voltus currently serves over 40 distinct industries and has commercial agreements with more than 600 accounts. Yet, Voltus has penetrated less than 1% of the market potential within those 600+ accounts today. Executing on our simple land and expand strategy will play to our proven strengths.

We built the Voltus platform to serve all of these customers and DER partners, which otherwise may not have the ability or the desire to connect these DERs to wholesale electricity markets today. Given the robust expected growth of the market, we believe more than 650,000 megawatts will be deployed by potential DER partners. This would represent potential annual revenue available to Voltus and other aggregators in 2025 of more than $32.5 billion if those megawatts were to be fully integrated into wholesale markets.

But we do not plan to stop there. Our aspiration is to automate as much of the DER ecosystem as possible, and there’s no reason to think we cannot do that with a combination of our Voltlet and modern IoT systems and APIs that are being integrated into virtually every device, every facility, and every home. That we can potentially address Wifi thermostats at ten million homes in an instant is clear indication of where this market is headed.

On international expansion, we believe that every electricity market in the world benefits from the integration of DERs. Our platform needs to be localized to participate in foreign markets. Most importantly, most of our enterprise customers already have a presence in the markets we plan to enter, giving us an immediate source of revenue growth. And it is important to note that the Voltus team is deeply experienced in these markets. As such, we currently project we can grow international markets just as quickly as we’ve grown over the past four years in the US and Canada, where we now have a 2,000 megawatt DER portfolio from a standing start four years ago.

With that, I would now like to turn the call over to our Chief Financial Officer, Doug Perrygo.

Doug Perrygo – Chief Financial Officer, Voltus

Thank you, Dana. I joined Voltus in 2018 to continue my passion for working with fast-growth companies that make the world a better place. Voltus is truly a category creator, with world-class technology and a powerful product-market fit.

Let me briefly highlight our financials before turning it back to Gregg for closing remarks.

What we project is really a continuation of what we’ve already accomplished. We’ve grown from essentially zero revenue in 2017 to what we anticipate will be approximately $42 million in recurring revenue in 2021. This was achieved while investing less than $20 million.

We currently project revenue to grow to approximately $170 million in 2023 and to more than $500 million in 2025, supported by a current contracted backlog of approximately $275 million, as well as a current pipeline of approximately $1.3 billion that will grow significantly with the transaction proceeds. We expect to grow EBITDA to over $260 million by 2027 at which point we also expect to reach EBITDA margins exceeding 25%.

To underline the point around margins further, our unit economics are predictable and are expected to remain steady throughout the forecast period. We anticipate we will reach positive free cash flow by 2025, and achieve long-term gross margins greater than 40%. It is important to highlight that this is really executing on a model we’ve already proven we can achieve, as evidenced by the fact we were just about cash flow breakeven in 2020 despite growing our revenue, contracted backlog, and sales pipeline significantly. Given our tremendous momentum and results combined with industry tailwinds, now is the time to deploy additional capital and further our technology advantages and maximize our growth potential.

Before concluding, let me touch on the additional capital expected from this transaction. Between the $345 million of cash held in trust assuming no redemptions, and $100 million in cash from the PIPE, we believe that we will have more than enough resources to accelerate our penetration of new customers and increase product adoption, capture new DER partners, and expand internationally.

For further information, we encourage you to review our investor presentation that was released along with other transaction-related materials this morning. I will now turn it back to Gregg for closing remarks.

Gregg Dixon – Co-Founder and Chief Executive Officer, Voltus

Thanks Doug. To recap what has been said here today, Voltus is a software technology company that is asset light, extremely capital efficient, growing very fast, boasts very attractive margins, and is on track to transform the market. Voltus will also change our lives for the better by enabling a new electricity system that is critical to meeting the world’s decarbonization goals.

In summary, the world is rapidly transitioning towards a decentralized, decarbonized, and digitized grid that a modern, resilient economy demands. The Voltus software technology platform and DER marketplace simplify the complex and balkanized nature of electricity markets while democratizing market access for all types of DERs. $3 trillion in global annual electricity spend is shifting toward a clean energy future characterized by renewables and DERs, and we believe we are the market leader in this shift. We look forward to transitioning to the public markets and significantly scaling up our business in the years ahead.

Thank you very much for your time and interest in Voltus. Have a great day.

Operator

That concludes today’s conference call. Thank you, you may now disconnect.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s Form S-1 (File Nos. 333-252449 and 333-253016), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 and registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Broadscale and Voltus. Broadscale intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Broadscale, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Broadscale stockholders. Broadscale also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Broadscale are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Broadscale through the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in Broadscale’s registration statement on Form S-4, which is expected to be filed by Broadscale with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Broadscale’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Broadscale with the SEC in connection with the business combination.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.